UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2006



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  August 21, 2006

                        BARAK ANNOUNCES EARLY REDEMPTION

                 OF ITS 10% SENIOR SUBORDINATED DISCOUNT NOTES

                             DUE NOVEMBER 15, 2010

Rosh Ha'ayin, Israel, August 21, 2006. Barak I.T.C. (1995) - The International Telecommunication Services Corp. Ltd. (the "COMPANY") announced today that on August 18, 2006 it has delivered a Redemption Notice to the Bank of New York, as trustee under the Indenture dated as of November 28, 1997, as amended and supplemented to date, stating that on September 18, 2006 (the "REDEMPTION DATE") the Company will redeem the entire US$ 65,000,000 principal amount of its 10% Senior Subordinated Discount Notes Due November 15, 2010 (the "SECURITIES") and will pay accrued and unpaid interest on the Securities to the Redemption Date in the amount of US$ 2,220,833.33

Interest on the Securities shall cease to accrue after the Redemption Date.